mPhase Technologies Inc.
587 Connecticut Avenue
Norwalk, CT. 06854

March 13, 2009

Ms. Angela Crane
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3030
Washington DC 20549

Re mPhase Technologies Inc
Form 10K for the FYE ended June 30, 2008
Filed Sept 30, 2008
File # 000 30202

Dear Ms. Crane

In response to the letter of February 19, 2009 from Mr. Jay Webb, we offer the following further explanations of our accounting policies and internal controls.

ITEM 1

It is acknowledged that:

  The Company is responsible for the adequacy and accuracy of disclosure in our form 10K for the year ended June 30, 2008

  Staff comments do not foreclose the Commission from taking any action relative to the filing

  The Company will not assert staff comment as a defense in any proceedings initiated by the Commission.

ITEM 2

INTERNAL CONTROLS
The Chief Financial Officer and Chief Executive Officer confirm that disclosure controls and procedures as defined in rules 13a- 15e of the Exchange Act are adequate and were in effect at the end of our FYE June 30, 2008. We further acknowledge that we are in the process of improving controls to accommodate future activities. Our intent was to inform the reader and the Securities and Exchange Commission that we are continuously monitoring, evaluating and implementing internal controls in an effort to ensure the security of our assets and ensure the reporting of reliable and accurate information.

ITEM 3

Consistent with Staff Accounting Bulletin 104 ("SAB 104"), the Company recognizes revenue when all earnings criteria are met. We had one fixed price contract with the US Army which called for six equal monthly instalments to be billed and paid upon our submission of monthly reports to them. The arrangement contracted us to perform research activities specific to the application of our technology for their specific use. We reported the contract as revenue since our business currently consists only of research and development activities which, in part, met certain requirements outlined in the contract. We believe it represents an inflow from rendering research and development services consistent with our business as promulgated by Statement of Financial Accounting Concepts 6 ("CON 6"). We considered other authoritative literature issued by the Financial Accounting Standards Board and Securities and Exchange Commission and believe the foregoing to be the most accurate classification and reporting of the transactions.

In future filings we will amend the revenue recognition footnote to state clearly that we "recognize revenue when services have been performed". Regarding contracts to perform services, "revenue is recognized ratably over the life of the contract."

Revenue Recognition – Fixed Price Contract
Justification of the straight line method relates to guidelines incorporated in SFAC 6 and is consistent with the matching principal used consistently in GAAP. Simply, this method most appropriately matches cost and revenue. Revenue is received, collected and recognized into income ratably over the contract term. Cost as similarly recognized as incurred. Such method allows us to fairly represent our efforts in interim reporting.

Revenue Recognition – Cost Recovery Contract
mPhase is a research and development business. Currently, we do not have a physical product that we sell. Rather, we on occasion sell our research to others (U S Army) for specific projects. The scope of these projects are determined by the buyer and not mPhase. It is our hope that such research, in addition to our normal research activities will lead to additional grants and the right to produce a physical product. Considering that these activities are for a specific buyer and our business is that of providing research and that such activity has to be approved and accepted by the buyer, we believe that such an arrangement represents revenue and not merely a recovery of cost. Please refer to CON 6.

ITEM 4

NOTES RECEIVABLE / NOTES PAYABLE
While the transaction involved a note receivable given as consideration for a note payable the risk profile and terms of each were different. Cash payment under the note receivable does not have to necessarily correlate to conversion or payment under the note payable. In fact and related to the Golden Gate note, additional cash received subsequent to our FYE has paid off the Note Receivable while a balance remains on the convertible debenture. In addition, there is security for the note receivable and different default provisions. Given the above and our belief that the document represents contractual obligations we considered that it was most appropriate under GAAP to present such items on a gross basis and not as an offset to each other. We further considered FAS 153 "Exchanges of Nonmonetary Assets" and believe it applies in this situation. Specifically: "A nonmonetary exchange has commercial substance if the entity's future cash flows are expected to significantly change as a result of the exchange. The entity's future cash flows are expected to significantly change if either of the following criteria is met:

a. The configuration (risk, timing, and amount) of the future cash flows of the asset(s) received differs significantly from the configuration of the future cash flows of the asset(s) transferred.

b. The entity-specific value of the asset(s) received differs from the entity-specific value of the asset(s) transferred, and the difference is significant in relation to the fair values of the assets exchanged. A qualitative assessment will, in some cases, be conclusive in determining that the estimated cash flows of the entity are expected to significantly change as a result of the exchange."

As previously stated, the two financial instruments exchanged were significantly different and we concluded they should be recorded separately.

ITEM 5

WARRANTS
The issuance of warrants is valued at fair market value at the date of issuance using the Black Scholes Method and is consistent with SAF 123R as described in Note #3 to our financial statements.

ITEM 6

We will refile certifications exactly as prescribed by regulation 601(b)(31).

ITEM 7

10Q December 31 2008

It appears that a line item in our Statement of Shareholders Deficit was inadvertently deleted in the process of Edgarization. We are not sure how this occurred but will take steps in the future to prevent a recurrence and will adjust our filing.

Please address any further comments to our Controller Paul Trupia @ 203 831 2230 or myself @ 203 831 2242. Thank you for your time in this matter

Very truly yours

/s/ Martin Smiley

Martin Smiley
EVP CFO and General Counsel